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                                                                       EXHIBIT 4

                                FIRST AMENDMENT
                        TO THE PRIMEX TECHNOLOGIES, INC.
                RETIREMENT INVESTMENT MANAGEMENT EXPERIENCE PLAN


1. Section 11.09 of the Plan is hereby amended in its entirety to read as follows:

       11.09. Voting of Company Stock. Each Participant and Former Participant (or Beneficiary in the event of the death of the Participant or Former Participant) is hereby designated a named fiduciary within the meaning of
Section 402(a)(2) of ERISA, with respect to the shares of Company stock allocated to his Account. For purposes of this Section, and also Sections 11.08 and 11.10, "Company Stock" shall refer to the shares of common stock of Olin Corporation held in Participants' Accounts, as well as to the shares of Common Stock of Primex Technologies, Inc.

  Before each annual or special meeting of shareholders of the Company, or Olin Corporation, as the case may be, there shall be sent to each Participant and Former Participant, and in the event of the Participant's or Former Participant's death, his Beneficiary, a copy of the proxy solicitation material for such meeting, together with a form requesting instructions to the Trustee on how to vote the Company Stock allocated to such Participant's, Former Participant's or Beneficiary's Account. Upon receipt of such instructions, the Trustee shall vote such shares as instructed, with such instructions being determined separately with respect to Primex Common Stock and Olin Common Stock. In lieu of voting fractional shares as instructed by Participants, Former Participants or Beneficiaries, the Trustee may vote the combined fractional shares of each type of Company Stock to the extent possible to reflect the direction of Participants, Former Participants or Beneficiaries with allocated fractional shares of Company Stock. Subject to any

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countervailing fiduciary duties, the Trustee shall vote shares of Company Stock allocated to Accounts under the Plan but for which the Trustee received no valid voting instructions in the same manner and in the same proportion as the shares of Company Stock in the Accounts, respectively, with respect to which the Trustee received valid voting instructions are voted. For purposes of determining the proportion of Company Stock for which no valid voting instructions are received, the Trustee shall disregard the shares of Primex Common Stock held in a Participant's Account with respect to a vote involving Olin Common Stock, and shall disregard the shares of Olin Common Stock held in a Participant's Account with respect to a vote involving Primex Common Stock. Instructions to the Trustee shall be in such form and pursuant to such regulations as the Committee may prescribe.

2.  Section 11.10 is hereby amended in its entirety to read as follows:

       11.10.  Tendering Company Stock.

       (a) The provisions of this Section 11.10 shall apply in the event any person, either alone or in conjunction with others, makes a tender offer, or exchange offer, or otherwise offers to purchase or solicits an offer to sell to such person one percent or more of the outstanding shares of a class of Company Stock, including both Primex Company Stock and Olin Common Stock held by the Trustee hereunder (herein jointly and severally referred to as a "tender offer"). As to any tender offer, each Participant and Former Participant (or Beneficiary in the event of the death of the Participant or Former Participant) shall have the right to determine whether shares held subject to the Plan will be tendered.

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       (b) A Trustee may not take any action in response to a tender offer except as otherwise expressly provided in the Trust Agreement or this Section
11.10. Each Participant and Former Participant (or Beneficiary in the event of the death of the Participant or Former Participant) is, for all purposes of this
Section 11.10, hereby designated and named fiduciary within the meaning of
Section 402(a)(2) of ERISA, with respect to the shares of Company Stock allocated to his Account, and he may direct the Trustee to sell, offer to sell, exchange or otherwise dispose of the Company Stock allocated to such individual's Account in accordance with the provisions, conditions and terms of such tender offer and the provisions of this Section 11.10. Such instructions shall be in such form and shall be filed in such manner and at such time as the Trustee may prescribe.

       (c) The Trustee shall sell, offer to sell, exchange or otherwise dispose of the Company Stock allocated to the Participant's, Former Participant's or Beneficiary's Account with respect to which it has received directions to do so. The proceeds of a disposition directed by a Participant, Former Participant or Beneficiary from his Account under this Section 11.10 shall be allocated to such individual's Account and be governed by the provisions of Section 11.10(e) or other applicable provisions of the Plan and/or the Trust Agreement.

       (d) To the extent to which Participants, Former Participants and Beneficiaries do not issue valid directions to the Trustee to sell, offer to sell, exchange or otherwise dispose of the Company Stock allocated to their Account, such individuals shall be deemed to have directed the Trustee that such shares remain invested in Company Stock subject to all provisions of the Plan, including Section 11.10(e).

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       (e) To the extent possible, the proceeds of a disposition of Company
Stock in an individual's Account pursuant to a tender offer as described in this
Section 11.10 shall be reinvested in Company Stock by the Trustee as expeditiously as possible in the exercise of the Trustee's fiduciary responsibility and shall otherwise be held by the Trustee subject to the provisions of the Trust Agreement, the Plan and any applicable note or loan agreement. In the event that Company Stock is no longer available to be acquired following a tender offer, the Company may direct the substitution of new employer securities for the Company Stock or for the proceeds of any disposition of Company Stock. Pending the substitution of new employer securities or the termination of the Plan and trust, cash proceeds from the tender offer held in the trust fund shall be invested in short-term securities issued by the United States of America or any agency or instrumentality thereof.

       The foregoing amendment shall be effective as of March 1, 1997.

                                       PRIMEX TECHNOLOGIES, INC.


                                       By:  /s/ George H. Pain
                                            -----------------------
                                            Its Vice President, General Counsel
                                            and Secretary

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